                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                   SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                (Amendment No.  1 )*
                                               ---


                              Capital Re Corporation
- -------------------------------------------------------------------------------
                                 (Name of Issuer)

                           Common Stock, $.01 par value
- -------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   140432 10 5
                         --------------------------------
                                  (CUSIP Number)

          Philip R. Halverson  Minnesota Power, 30 West Superior Street,
                         Duluth, MN  55802   (218) 723-3964
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                   March 7, 1995
               ----------------------------------------------------
               (Date of Event which Requires Filing this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information requested in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).

                                                            Page 1 of 2 Pages

CUSIP No. 140432 10 5


- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Minnesota Power & Light Company
          41-0418150

- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS *
          WC

- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       / /

- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota

- -------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF              3,265,740
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
   OWNED BY                    - 0 -
    EACH       ---------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON                3,265,740
    WITH       ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                               - 0 -

- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,265,740

- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES *                                        / /


- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                   22.1%

- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
          CO

- -------------------------------------------------------------------------------

               This Schedule 13D consists of 2 pages and 1 exhibit.

                                                            Page 2 of 2 Pages

Item 2.  Identity and Background

     The attached Exhibit A amends the Exhibit A to the original Schedule 13D filed by Minnesota Power with respect to purchase of the common stock of Capital Re Corporation by adding information related to a new executive officer, Mr. Donnie R. Crandell, and by changing the title of Mr. David G. Gartzke. Each director and executive officer is a citizen of the United States of America and, in the last five years, has not been subject to proceedings described in paragraphs (c) and (d) above. As of the date hereof, no director or executive officer is the beneficial owner of Common Stock or is party to any agreements or arrangements with respect thereto.

Item 3.  Source and Amount of Funds or Other Consideration

     $2,206,000 has been expended from Minnesota Power's working capital to purchase the Common Stock as described under Item 5(c) below.

Item 5.  Interest in Securities of the Issuer

     (a)  Aggregate number of shares of Common Stock owned       3,265,740
          Percent of Common Stock outstanding                         22.1%

     (b)  Sole power to vote            3,265,740
          Shared power to vote                  0
          Sole power to dispose         3,265,740
          Shared power to dispose               0

     (c) Transactions in the Company Common Stock effected by Minnesota Power during the past 60 days are described below. The prices per share are exclusive of brokerage fees. All transactions were through a broker and executed on the New York Stock Exchange:

                                       Number of
          Date of Transaction      Shares Purchased    Price Per Share
          -------------------      ----------------    ---------------

          March 7, 1995                 100,000             $22.000

     (d)  Not applicable

     (e)  Not applicable


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       March 16, 1995
- ------------------------------               Minnesota Power & Light Company
           Date

                                        By:        Philip R. Halverson
                                             --------------------------------
                                                   Philip R. Halverson
                                                   General Counsel and
                                                   Corporate Secretary

                                                                 Exhibit A

Directors and Executive Officers of Minnesota Power
                                                            Principal Occupation and
Name                     Title at Minnesota Power           Business Address
Donnie R. Crandell       Senior Vice President -            Minnesota Power
                         Corporate Development              30 West Superior Street
                                                            Duluth, MN 55802

David G. Gartzke         Senior Vice President-Finance      Minnesota Power
                         and Chief Financial Officer        30 West Superior Street
                                                            Duluth, MN 55802